UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:	Commission File Number:

Quipt Home Medical Corp. (Exact name of Registrant as specified in its charter)

British Columbia, Canada (Province or other jurisdiction of incorporation or organization)	3841 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

1019 Town Drive

Wilder, Kentucky 41076

(859) 878-2220

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

1015 15th Street N.W., Suite 1000

Washington, DC 20005

(202) 572-3133

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	Qipt	The Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☐ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

Quipt Home Medical Corp., formerly known as Protech Home Medical Corp. (the “Company” or the “Registrant”), is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

This Registration Statement on Form 40-F, including the exhibits hereto (collectively, the “Form 40-F”) contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and United States securities laws (including the U.S. Private Securities Litigation Reform Act of 1995). Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events, and include, but are not limited to, statements with respect to: operating results; profitability; financial condition and resources; anticipated needs for working capital; liquidity; capital resources; capital expenditures; milestones; licensing milestones; information with respect to future growth and growth strategies; anticipated trends in our industry; our future financing plans; timelines; currency fluctuations; government regulation; unanticipated expenses; commercial disputes or claims; limitations on insurance coverage; and availability of cash flow to fund capital requirements.

Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of the Company’s management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. The Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable.

In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “potential”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “will”, “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature, forward-looking statements require the Company to make assumptions and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A variety of material factors include, among others:

credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; loss of foreign private issuer status; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com, as well as any other risk factors detailed from time to time in the Company’s annual information form filed as Exhibit 99.79 to this Form 40-F and the Company’s management’s discussion and analysis filed as Exhibit 99.80 to this Form 40-F.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company does not intend, and do not assume any obligation, to update any forward-looking statements, other than as required by applicable securities laws.

These forward-looking statements are based on the reasonable beliefs, expectations and opinions of management of the Company as of the date of the AIF and MD&A. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information or forward-looking statements. The Company does not intend, and does not assume any obligation, to update any forward-looking information or forward-looking statements, except as, and to the extent required by, applicable securities laws.

NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on September 30, 2020, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn$1.3339.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(l) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.119, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of MNP LLP as Exhibit 99.119 attached hereto.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Capital Structure” in the Registrant’s Annual Information Form for the fiscal year ended September 30, 2020, attached hereto as Exhibit 99.79.

OFF-BALANCE SHEET TRANSACTIONS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of September 30, 2020, information with respect to the Company’s known contractual obligations (in thousands):

Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations	(Cdn$000)	(Cdn$000)	(Cdn$000)	(Cdn$000)	(Cdn$000)
Outstanding capital related commitments	$17,245	$0	$17,245	$0	$0
Operating leases	7,025	2,717	3,615	693	0
Long-term debt	6,336	5,751	585	0	0
Total	$30,606	$8,467	$21,445	$693	$0

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the “Commission”) staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to this Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CORPORATE GOVERNANCE PRACTICES

The Registrant believes that its corporate governance practices are consistent, or are exempt from, in all material respects with the applicable requirements of the corporate governance guidelines established by the Canadian Securities Administrators, the applicable corporate governance rules of the TSX Venture Exchange and The Nasdaq Capital Market (the “Nasdaq Rules”) and the applicable rules and regulations of the Commission. As required by Nasdaq Stock Market Rule 5615(a)(3), the Company will disclose on its website, as of the listing date, each requirement of the Nasdaq Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements. Disclosure of the significant ways in which the Registrant’s corporate governance practices differ from those required of domestic companies under the Nasdaq Rules are available on the Registrant’s website at https://www.protechhomemedical.com/.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTECH HOME MEDICAL CORP.

By:	/s/ Gregory Crawford
Name: Gregory Crawford
Title: Chief Executive Officer

Date: May 14, 2021

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Form 40-F:

Exhibit	Description

99.1	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended September 30, 2019 and September 30, 2018, together with the report thereon of the independent auditor

99.2	Management’s Discussion and Analysis for the years ended September 30, 2019 and September 30, 2018

99.3	News Release dated October 15, 2019

99.4	Purchase Agreement dated October 15, 2019 between PHM Logistics Corporation, Cooley Medical Equipment, Inc. and Alec G. Bailey

99.5	Purchase Agreement dated December 1, 2019 between PHM Logistics Corporation, Acadia Medical Supply, Inc., Scott A. Clark and Stephen L. Clark

99.6	News Release dated December 4, 2019

99.7	Notice of Annual and General Meeting of Shareholders dated December 24, 2019

99.8	Management Information Circular dated December 24, 2019

99.9	Notice Declaring Intention to be Qualified under National Instrument 44-101 Short Form Prospectus Distributions dated December 28, 2020

99.10	Annual Information Form dated January 20, 2020

99.11	News Release dated January 20, 2020

99.12	Form 52-109FV1 - Certification of Annual Filings (CEO) dated January 28, 2020

99.13	Form 52-109FV1 - Certification of Annual Filings (CFO) dated January 28, 2020

99.14	Alberta Form 13-501F1 (Class 1 and 3B Reporting Issuers - Participation Fee) dated January 28, 2020

99.15	News Release dated January 28, 2020

99.16	News Release dated February 4, 2020

99.17	Form of Proxy for Annual and General Meeting of Shareholders on February 5, 2020

99.18	News Release dated February 18, 2020

99.19	News Release dated February 24, 2020

99.20	News Release dated February 26, 2020

99.21	Management’s Discussion and Analysis dated February 26, 2020 for the three months ended December 31, 2019 and 2018

99.22	Interim Consolidated Financial Statements and notes thereto as at and for the three months ended December 31, 2019 and 2018

99.23	Form 52-109FV2 - Certification of Interim Filings (CEO) dated February 26, 2020

99.24	Form 52-109FV2 - Certification of Interim Filings (CFO) dated February 26, 2020

99.25	News Release dated March 18, 2020

99.26	News Release dated April 13, 2020

99.27	News Release dated April 20, 2020

99.28	News Release dated April 28, 2020

99.29	News Release dated May 7, 2020

99.30	News Release dated May 19, 2020

99.31	Management’s Discussion and Analysis dated May 19, 2020 for the three and six months ended March 31, 2020 and 2019

99.32	Interim Consolidated Financial Statements and notes thereto as at and for the three and six months ended March 31, 2020 and 2019

99.33	Form 52-109FV2 - Certification of Interim Filings (CEO) dated May 19, 2020

99.34	Form 52-109FV2 - Certification of Interim Filings (CFO) dated May 19, 2020

99.35	News Release dated June 2, 2020

99.36	News Release dated June 2, 2020

99.37	Material Change Report (Form 51-102F3) dated June 4, 2020

99.38	Underwriting Agreement dated June 8, 2020, between the Company, Beacon Securities Limited, Canaccord Genuity Corp., Echelon Wealth Partners Inc., Stifel GMP, Industrial Alliance Securities Inc. and M Partners Inc.

99.39	News Release dated June 8, 2020

99.40	Amended Management’s Discussion and Analysis dated June 24, 2020 for the three and six months ended March 31, 2020 and 2019

99.41	Amended and Restated Interim Consolidated Financial Statements and notes thereto as at and for the three and six months ended March 31, 2020 and 2019

99.42	Form 52-109F2R - Certification of Refiled Interim Filings (CEO) dated June 24, 2020

99.43	Form 52-109F2R - Certification of Refiled Interim Filings (CFO) dated June 24, 2020

99.44	Final Short Form Prospectus dated June 24, 2020

99.45	News Release dated June 25, 2020

99.46	News Release dated June 29, 2020

99.47	Warrant Indenture dated as of June 29, 2020 between the Company and Computershare Trust Company of Canada, as warrant agent, providing for the issue of warrants

99.48	News Release dated July 7, 2020

99.49	Material Change Report (Form 51-102F3) dated July 8, 2020

99.50	News Release dated July 13, 2020

99.51	News Release dated July 20, 2020

99.52	News Release dated July 30, 2020

99.53	News Release dated August 6, 2020

99.54	News Release dated August 10, 2020

99.55	News Release dated August 11, 2020

99.56	News Release dated August 17, 2020

99.57	Management’s Discussion and Analysis dated August 17, 2020 for the three and nine months ended June 30, 2020 and 2019

99.58	Interim Consolidated Financial Statements and notes thereto as at and for the three and nine months ended June 30, 2020 and 2019

99.59	Form 52-109FV2 - Certification of Interim Filings (CEO) dated August 17, 2020

99.60	Form 52-109FV2 - Certification of Interim Filings (CFO) dated August 17, 2020

99.61	New Release dated August 31, 2020

99.62	News Release dated September 8, 2020

99.63	Asset-Based Revolving Credit Facility, dated as of September 18, 2020, between the Company and CIT

99.64	Material Change Report (Form 51-102F3) dated September 21, 2020

99.65	News Release dated September 21, 2020

99.66	News Release dated October 6, 2020

99.67	News Release dated October 21, 2020

99.68	News Release dated October 28, 2020

99.69	News Release dated November 3, 2020

99.70	News Release dated November 30, 2020

99.71	News Release dated December 9, 2020

99.72	News Release dated December 11, 2020

99.73	News Release dated January 5, 2021

99.74	News Release dated January 6, 2021

99.75	News Release dated January 13, 2021

99.76	News Release dated February 1, 2021

99.77	News Release dated February 1, 2021

99.78	News Release dated February 2, 2021

99.79	Audited Annual Consolidated Financial Statements and notes thereto as at and for the years ended September 30, 2020 and September 30, 2019, together with the report thereon of the independent auditor

99.80	Management's Discussion and Analysis for the years ended September 30, 2020 and September 30, 2019

99.81	Form 52-109FV1 - Certification of Annual Filings (CEO) dated January 29, 2021

99.82	Form 52-109FV1 - Certification of Annual Filings (CFO) dated January 29, 2021

99.83	News Release dated February 10, 2021

99.84	News Release dated February 22, 2021

99.85	News Release dated March 2, 2021

99.86	Management’s Discussion and Analysis dated March 1, 2020 for the three months ended December 31, 2020 and 2019

99.87	Interim Consolidated Financial Statements and notes thereto as at and for the three months ended December 31, 2020 and 2019

99.88	Form 52-109FV2 - Certification of Interim Filings (CEO) dated March 1, 2021

99.89	Form 52-109FV2 - Certification of Interim Filings (CFO) dated March 1, 2021

99.90	News Release dated March 16, 2021

99.91	News Release dated March 17, 2021

99.92	Notice of Annual and Special Meeting of Shareholders dated March 25, 2021

99.93	Management Information Circular dated March 25, 2021

99.94	Form of Proxy for Annual and Special Meeting of Shareholders dated May 3, 2021

99.95	Certificate Pursuant to National Instrument 54-101 (CFO) dated April 1, 2021

99.96	Form 52-109F1 - Certificate of Annual Filings in Connection with Voluntarily Filed AIF (CEO) dated April 29, 2021

99.97	Form 52-109F1 - Certificate of Annual Filings in Connection with Voluntarily Filed AIF (CFO) dated April 29, 2021

99.98	Annual Information Form dated April 27, 2021

99.99	2021 Equity Incentive Plan, dated May 3, 2021

99.100	Form 52-109F2R - Certificate of Re-filed Interim Filings (CEO) dated May 11, 2021

99.101	Form 52-109F2R - Certificate of Re-filed Interim Filings (CFO) dated May 11, 2021

99.102	Form 52-109F2R - Certificate of Re-filed Interim Filings (CEO) dated May 11, 2021

99.103	Form 52-109F2R - Certificate of Re-filed Interim Filings (CFO) dated May 11, 2021

99.104	Form 52-109F2R - Certificate of Re-filed Interim Filings (CEO) dated May 11, 2021

99.105	Form 52-109F2R - Certificate of Re-filed Interim Filings (CFO) dated May 11, 2021

99.106	Amended Management's Discussion and Analysis dated May 10, 2021, for the quarter ended December 31, 2019

99.107	Amended Management's Discussion and Analysis dated May 10, 2021, for the three and six months ended March 31, 2020

99.108	Amended Management's Discussion and Analysis dated May 10, 2021, for the three and nine months ended June 30, 2020

99.109	Amended and Restated Condensed Consolidated Interim Financial Statements and notes thereto as at and for the three months ended December 2019 and 2018

99.110	Amended and Restated Condensed Consolidated Interim Financial Statements and notes thereto as at and for the three and nine months ended June 30, 2020 and 2019

99.111	Amended and Restated Condensed Consolidated Interim Financial Statements and notes thereto as at and for the three and six months ended March 31, 2020 and 2019

99.112	News Release dated May 11, 2021

99.113	Certificate of Change of Name

99.114	News Release dated May 13, 2021

99.115	Amended and Restated Management's Discussion and Analysis dated May 13, 2021 for the three months ended December 31, 2020 and 2019

99.116	Amended and Restated Interim consolidated Financial Statements and notes thereto as at and for the three months ended December 31, 2020 and 2019

99.117	Form 52-109F2R - Certification of Re-Filed Interim Filings (CEO) dated May 13, 2021

99.118	Form 52-109F2R - Certification of Re-Filed Interim Filings (CFO) dated May 13, 2021

99.119	Consent of MNP LLP, Chartered Accountants